John H. Lively The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM 2041 West 141st Terrace, Suite 119 Leawood, KS 66224 Phone: 913.660.0778 Fax: 913.660.9157 john.lively@1940actlawgroup.com

February 28, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 30, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 59 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 60 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of enhancing certain disclosure regarding investments in options and futures, among other items, to the TEAM Asset Strategy Fund, a series portfolio of the Trust (“Fund”).

Recently, you provided comments to me relating to the Amendment, as well as to the Fund’s annual report. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: The fee table has a line item for waivers/reimbursements. If the will not be fee waivers and/or expense reimbursements, please remove this line item.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategy

2.	Comment: The third paragraph states that the Fund “may emphasize one or more segments. . .” This is the first time “segments” appears in the strategy. Please explain this concept.

Response: The Trust has revised the disclosure so that “segments” is replaced by “sectors.”

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2012

Appendix – Adviser’s Prior Performance

3.	Comment: Please provide the consent of Ashland Partners & Company LLP as an exhibit to the B-Filing.

Response: The Trust has determined not to present the Adviser’s Prior Performance in accordance with GIPS and, as a result, has removed the reference to Ashland Partners & Company LLP. Accordingly, the Trust will not add the consent of Ashland Partners & Company LLP as an exhibit to the B-Filing.

4.	Comment: The bottom line of the Global Total Return Composite states that “[t]he Independent Accountant’s Report and the Annual Disclosure Presentation are an integral part of this presentation.” As these items are not included, can this reference be removed from this page?

Response: The Trust has removed the disclosure.

5.	Comment: Consider moving the 1, 3, 5, and since inception numbers before the year-to-year data directly under the Appendix B header so that they become more prominent.

Response: The Trust has revised the disclosure as you have requested.

Annual Report

1.	Comment: The annual report for the Fund shows that Huntington BankShares is a counterparty for all open forward currency exchange contracts. Note 5 to the financial statements provides that “[t]he Fund placed a portion of its portfolio transactions with a brokerage firm affiliated with HASI. The commissions paid to this affiliated firm were $157,399 for the period.” If HASI is an affiliate of the Fund, please disclose these commissions paid in the Fund’s SAI pursuant to Item 21(b)(1) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

*              *              *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively